Exhibit 11.1

LANVISION SYSTEMS, INC.

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Fiscal Year
	2004	2003	2002

Net earnings	$557,676	$1,019,166	$1,012,013

Average shares outstanding	9,067,816	8,996,734	8,933,931
Stock options:
Total options	287,352	404,049	456,826
Assumed treasury stock buyback	(121,848)	(193,542)	(193,238)
Warrants assumed converted	—	—	—
Convertible redeemable preferred stock assumed converted	—	—	—

Number of shares used in per common share computation	9,233,320	9,207,241	9,197,519

Basic net earnings per share of common Stock	$.06	$.11	$.11

Diluted net earnings per share of common stock	$.06	$.11	$.11